Exhibit (b)(xi)

[Letterhead of RBC Centura]	November 24, 2003	PO Box 2007 Wilmington, NC 28402 (910) 772-8800

C/O Mr. Herbert J. Zimmer

111 Princess Street

Wilmington, NC 28401

RE: Commitment for credit facility in the amount of $2,400,000 for the purpose of purchasing shares of Reeds Jewelry, Inc.

Dear Mr. Zimmer:

RBC Centura Bank (the “Bank”) is pleased to offer the following credit facility under these terms and conditions:

BORROWER:	Jeffrey L. Zimmer, Herbert J. Zimmer, Alan M. Zimmer and Arlene Z. Schrieber

FACILITY:	Term Loan

PURPOSE:	To Finance purchase of remaining outstanding shares of Reeds Jewelry, Inc. not owned by Zimmer et al.

AMOUNT:	Lessor of $2,400,000 or 50% of the value of the Reeds Stock with all purchases and expenses approved by the Bank.

INTEREST RATE:	30 day LIBOR plus 3.75% (currently 4.89%).

REPAYMENT:	Interest only monthly for 6 months followed by monthly P&I payment of $56,365.00 (6% pmt rate, 4 yr amortization) with maturity 30 months from the Note Date.

COLLATERAL:	First Security Interest in 5,000,000 shares of Reeds Jewelry, Inc. or 59% of the outstanding shares of Reeds Jewelry, Inc.

LOAN FEE:	Non-refundable commitment fee of Thirty Thousand and no/100’s ($30,000)

CONDITIONS:	The total outstanding debt under the loan will not exceed 50% of the value of the Reeds Jewelry, Inc. stock.

SUBJECT TO:	1) Other information that the Bank may request.

2) Standard Underwriting requirements for a commercial loan at RBC Centura Bank.

3) Receipt and review of satisfactory documentation verifying that the purchase of the remaining shares of Reeds stock will be completed in its entirety and that SEC filing will no longer be required.

4) Less than 12 month old personal financial statement and 2002 personal tax returns on Alan M. Zimmer and Arlene Z. Schrieber.

The Borrower will immediately inform the Bank of any material change in the condition, financial or otherwise, Borrower and of any actual or threatened litigation which might substantially affect the condition, financial or otherwise of the Borrower.

The issuance of this commitment is based upon the accuracy of your representations and statements, any loan application and or additional information, representations, exhibits and other matters submitted to the Bank for its consideration. Bank shall have the option to declare this Commitment to be breached if there is a material adverse change in your business or affairs, such changes are, but not limited to, insolvent, bankrupt, deceased or incompetent.

CONFIDENTIAL	—
INFORMATION:	Borrower agrees that this Commitment constitutes confidential information of the lender and may not be released by Borrower, Borrower’s representative or agent. Such release shall this Commitment to be null and void.

If you accept this Commitment, please return the signed original Commitment Letter by December 5, 2003. If this Commitment is not accepted by you and the originals not returned to the Bank by December 5, 2003, this shall be null and void at the option of the Bank. Thank you for the opportunity to provide this solution to your financial needs. We look forward to continuing to work with you both personally and professionally.

Stuart E. Smith
Commercial Banker

ACCEPTED THIS 25th Day of November, 2003

By:	/s/ Jeffrey L. Zimmer	By:	/s/ Herbert J. Zimmer
	Jeffrey L. Zimmer		Herbert J. Zimmer

By:	/s/ Alan M. Zimmer	By:	/s/ Arlene Z. Schrieber
	Alan M. Zimmer		Arlene Z. Schrieber